FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of April, 2002
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                       Form 20 - F [ X ] Form 40 - F [ _ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ _ ] No [ X ]


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This Form 6-K consists of:

Vasogen's Annual Information Form dated March 25, 2002, entitled: "2001 Annual Information Form."


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                       By /s/Christopher  Waddick
                                       --------------------------
                                       (Name: Christopher  Waddick)
                                       (Title:   Vice-President, Finance & CFO)

Date: April 5, 2002



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                                  VASOGEN INC.



                           2155 Dunwin Drive, Unit 10
                              Mississauga, Ontario
                                     L5L 4M1
                                     CANADA









                                      2001
                             ANNUAL INFORMATION FORM


                                 March 25, 2002


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                             ANNUAL INFORMATION FORM

                                 March 25, 2002

                                TABLE OF CONTENTS


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ITEM 1  COVER PAGE.....................................................................1
FORWARD LOOKING INFORMATION............................................................2
ITEM 2 INCORPORATION...................................................................2
ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS.............................................2
ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS...........................................3
       1.   INTRODUCTION...............................................................3
                The Role of Inflammation in Disease....................................3

       2.   PRODUCTS AND MARKETS.......................................................3

                Peripheral Arterial Disease  ..........................................4
                Chronic Heart Failure  ................................................5
                Psoriasis .............................................................6
                Chronic Lymphocytic Leukemia ..........................................7
                Graft-versus-Host Disease..............................................7
                Ischemia/Reperfusion Injury  ..........................................7
                Neuroinflammatory Disease..............................................7

       3.   UNITED STATES STRATEGIC ALLIANCE...........................................8
                Quest Diagnostics......................................................8
                The Strategic Alliance ................................................8

       4.   SCIENTIFIC ADVISORY BOARD..................................................8
       5.   COMPETITIVE ENVIRONMENT....................................................10
       6.   MANUFACTURING .............................................................10
       7.   INTELLECTUAL PROPERTY......................................................11
       8.   ROYALTIES..................................................................11
       9.   GOVERNMENT REGULATION......................................................11
                Europe.................................................................11
                United States..........................................................12
                Canada.................................................................12

       10.  HUMAN RESOURCES............................................................13

       11.  FACILITIES.................................................................13
       12.  ENVIRONMENTAL MATTERS......................................................13
       13.  RISK FACTORS...............................................................13
                Regulatory Environment.................................................13
                Government and Insurance Reimbursements for Healthcare Expenditures....14
                Potential Competition..................................................14
                Development Stage .....................................................14
                Product Concentration..................................................14
                Scientific Research and Product Risk...................................14
                Key Personnel..........................................................15
                Financing..............................................................15
                Manufacturing..........................................................15
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                Dilution...............................................................15
                Uncertainty of Product Development and Clinical Testing................15
                Potential Conflicts of Interests.......................................16
                History of Operating Losses............................................16
                Patents and Proprietary Technology.....................................16
                Dependence on Third Parties............................................17
                Lack of Commercial Manufacturing and Marketing Experience..............17
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                                       ii

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                Uncertainty of Product Pricing, Reimbursement, and Related Matters.....18
                Product Liability Exposure.............................................18
                Hazardous Material; Environmental Matters..............................18

ITEM 5 SELECTED CONSOLIDATED FINANCIAL DATA............................................19
                Dividend Record and Policy.............................................20

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS.....................................................20

ITEM 7 MARKET FOR SECURITIES...........................................................20

ITEM 8 DIRECTORS AND OFFICERS..........................................................21

ITEM 9 ADDITIONAL INFORMATION..........................................................22


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                                       2

FORWARD-LOOKING INFORMATION

The information in this Annual Information Form may contain forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by the use of certain terminology in this Annual Information Form, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions. A number of factors could cause Vasogen Inc.'s (the "Company's") actual results, performance, or achievements or industry results generally to vary from the results, performance, or achievements expressed or implied by the Company's forward-looking statements. These factors are intended to include: general economic and business conditions, and specific conditions affecting the sector in which the Company operates, including pricing pressures and declining prices; the Company's ability to attract additional capital; the Company's ability to attract and retain its customer base; future share offerings which could affect the Company's share price; technological change; competition; existing government regulations and changes in, or the failure to comply with government regulations or obtain required permits or licenses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties, and other factors. Accordingly, a forward-looking statement in this Annual Information Form is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, the reader is warned not to rely on the forward-looking statements. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under applicable securities laws to disclose all material information to investors, the Company is not undertaking any obligation to update these factors or to publicly announce the results of any changes to the Company's forward-looking statements due to future events or developments.


ITEM 2 - INCORPORATION

Vasogen Inc. ("Vasogen" or the "Company") was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. The Company has one subsidiary, Vasogen Ireland Limited, a corporation wholly owned by Vasogen and incorporated under the laws of Ireland. Vasogen Ireland Limited owns the technology and intellectual property related to immune modulation therapy.

The registered office of the Company is located at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7 and the principal office of the Company is located at 2155 Dunwin Drive, Unit 10, Mississauga, Ontario L5L 4M1. The Company is currently a "reporting issuer" in all of the provinces of Canada other than Newfoundland. The Company's telephone number is (905) 569-2265 and its facsimile number is (905) 569-9231. The Company's web site is www.vasogen.com. Any information contained on the Company's web site is not, and shall be deemed not to be, incorporated herein by reference. All currency figures herein are in Canadian dollars unless otherwise noted.


ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

Vasogen is focused on the research, development, and commercialization of immune modulation therapies that exploit the physiological anti-inflammatory response to apoptotic cells for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program, now in late-stage development, is focused on the treatment of peripheral arterial disease. Vasogen's immunotherapeutic intervention is also advancing to late-stage clinical development in chronic heart failure. Additional development programs are ongoing in a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, chronic lymphocytic leukemia, graft-versus-host disease, ischemia/reperfusion injury, and neuroinflammatory disease.

Over the past three fiscal years, the Company has completed preclinical and clinical research with respect to its proprietary immune modulation therapy. In addition to supporting the regulatory approvals process, the results of this research have provided the Company with the basis for applying immune modulation therapy to additional disease indications.


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The Company controls the development and manufacture of its products for use in preclinical and clinical research and continues to advance its product development program to support future commercial scale production. Patent applications are filed by the Company to protect its products and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of its immune modulation therapy to the treatment of a number of disease indications. The Company currently has ten issued U.S. patents and over thirty patent applications pending in the United States and elsewhere.

The Company intends to commercialize its technology through licensing agreements with established healthcare companies. On November 6, 2001, Vasogen entered into a strategic alliance with Quest Diagnostics, Incorporated ("Quest Diagnostics") of New Jersey to jointly commercialize Vasogen's immune modulation therapy in the United States.

Over the past three fiscal years, Vasogen has raised approximately $66.4 million in net proceeds from the issuance of equity securities to investors and to Quest Diagnostics, and the exercise of options and warrants. The Company's common shares (the "Common Shares") are listed on The Toronto Stock Exchange under the symbol "VAS" and on the American Stock Exchange under the symbol "MEW".



                                     Vasogen Development Pipeline


Indications                          Developmental stage*
Peripheral Arterial Disease          Pivotal Clinical
Chronic Heart Failure                Feasibility Clinical
Psoriasis                            Feasibility Clinical
Ischemia/Reperfusion Injury          Feasibility Clinical
Chronic Lymphocytic Leukemia         Feasibility Clinical
Graft-versus-Host Disease            Feasibility Clinical
Neurological Diseases                Preclinical

*Feasibility clinical trials are designed to investigate the safety, optimal dosage, and efficacy of a therapeutic intervention. Pivotal trials are multi-center studies undertaken to confirm the efficacy of a therapeutic intervention in larger patient groups.


                 ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS


1.  INTRODUCTION

The Role of Inflammation in Disease

Inflammation is the normal response by the immune system to infection, injury, or disease. Normally inflammation is self-limiting, but when uncontrolled, can lead to a number of serious chronic diseases. In inflammatory diseases, activated immune system cells accumulate at a specific site and release cytokines and other inflammatory mediators that kill healthy cells and damage surrounding tissues. Although the site of inflammation varies - the blood vessel wall in atherosclerosis, the heart muscle in heart failure, the skin in psoriasis, and the brain in Alzheimer's disease - the basic inflammatory process is remarkably similar in each case.


2.   PRODUCTS AND MARKETS

Vasogen's immune modulation therapy targets the fundamental cause of a broad range of diseases by reducing destructive inflammation. This therapeutic intervention is designed to exploit the physiological anti-inflammatory response to apoptotic cells by the immune system. Apoptosis is the process by which cells that have reached the end of their natural life - senescent cells - undergo cell death. The clearance by the immune system of senescent cells that have undergone apoptosis is an important physiological step for triggering anti-inflammatory responses.

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                                       4

 Vasogen's immune modulation therapy is delivered during a 20-minute outpatient procedure, using a therapeutic medical device designed to oxidatively stress cells, thereby inducing senescence. These cells are then administered to the patient intra-muscularly. Senescent cells are known to undergo apoptosis, a process that triggers the immune system to beneficially modulate key inflammatory and anti-inflammatory cytokines, and other mediators of inflammation.


Peripheral Arterial Disease ("PAD")

Peripheral arterial disease is characterized by reduced blood flow to the lower extremities due to atherosclerosis. PAD affects an estimated 20 million people in North America and Europe. PAD usually presents as intermittent claudication, which is characterized by debilitating pain, cramps, or muscle ache in the legs upon walking. Intermittent claudication leads to reduced mobility and a marked impairment in a person's ability to undertake the basic activities of daily independent living. The signs and symptoms of PAD are also recognized as a warning sign of systemic atherosclerosis and patients with PAD have a threefold increase in the risk of death from heart attack and stroke relative to that of the general population. As PAD progresses, it may lead to pain even at rest. An estimated one in four of these advanced patients require expensive surgical intervention and over 200,000 amputations are performed in this patient group each year. Health expenditures resulting from PAD exceed $12 billion annually in the United States and Europe.

Vasogen received United States Food and Drug Administration ("FDA") approval to initiate a pivotal, randomized, double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with PAD. This pivotal trial will enroll up to 500 patients with PAD at medical centers throughout the United States and Canada and is designed to support regulatory approval and marketing. The primary endpoint of the trial is to demonstrate the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance, a key endpoint recognized by the FDA for approving new PAD treatments. The trial will also study improvements in quality of life, and the impact of Vasogen's immune modulation therapy on PAD-related clinical outcomes. The combined incidence of cardiovascular events, through a composite index, defined as the first occurrence and total number of these events, will also be evaluated.

The principal investigator for the PAD trial is Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, Morristown, New Jersey. Dr. Olin is an internationally recognized opinion leader in the field of vascular medicine, and was formerly Chairman of the Department of Vascular Medicine at The Cleveland Clinic Foundation. Dr. Olin has been the lead investigator for numerous clinical trials and is past-President of the Society for Vascular Medicine and Biology. He is an Associate Editor of the scientific journal Vascular Medicine and the author of more than 130 scientific publications and book chapters.

Vasogen has completed an 81-patient randomized, double-blind, placebo-controlled clinical trial in PAD. The trial was conducted at two U.K. cardiovascular centers: the University of Dundee, Scotland, under the direction of Dr. Jill J.
F. Belch, Professor of Vascular Medicine, and the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery. The trial was designed to investigate the impact of Vasogen's immune modulation therapy on a patient's walking distance.

Patients were assessed using a standard treadmill test in which changes in both pain-free walking distance (initial claudication distance, ICD) and maximal treadmill walking distance (absolute claudication distance, ACD) were measured. Depending on their responses, patients received two, three, or four courses of treatment - either immune modulation therapy or placebo. All patients were assessed at baseline and at three weeks and nine weeks following their last treatment. A follow-up assessment was also conducted at 24 weeks from baseline. The 81 patients who fully completed the study had either moderate claudication (ACD of more than 100 but less than 300 metres - 12 patients) or severe claudication (ACD of 20 to 100 metres - 69 patients) at baseline (prior to starting treatment). Therapy was discontinued upon achievement of a positive response to treatment, defined as at least a 50% improvement in ICD over baseline.

The primary endpoint of the trial was met, with significantly more patients who received Vasogen's immune modulation therapy having a greater than 50% increase in their pain-free walking distance (ICD) compared to placebo, at 24 weeks. Of patients receiving immune modulation therapy, 67% achieved a greater than 50% improvement in ICD at 24 weeks, compared to only 42% in the placebo group. Sub-group analysis of the 69 severe claudication patients at nine weeks post-treatment showed that 56.3% of treated patients had a greater than 50% improvement in ICD compared to only 29.7% of the placebo group. The trial also suggested that the effect of


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Vasogen's therapy is of prolonged duration and that the therapy is also beneficial to those patients with severe claudication, who suffer the greatest loss of mobility. Vasogen's immune modulation therapy was also shown to be both well tolerated and safe, with no significant adverse side effects. The trial results were presented at the XV Annual Meeting of the European Society for Vascular Surgery and have been accepted for publication in the European Journal of Vascular Surgery.

In 1999, Vasogen completed a randomized, double-blind, placebo-controlled pilot clinical study at the University of Lund, Sweden under the direction of Dr. Lars Edvinsson, Department of Internal Medicine, on 18 patients with advanced PAD. In this study, the rate of recovery of skin blood flow was measured following temporary occlusion with a blood pressure cuff. The results showed a significant decrease in blood flow recovery times in the treated patients, which is indicative of an improvement in endothelial function. There were no reports of significant adverse side effects associated with Vasogen's immune modulation therapy. These results were presented in November 2000 at the 73rd Scientific Sessions of the American Heart Association.

Chronic Heart Failure ("CHF")

CHF occurs when the heart is unable to pump sufficient blood to meet the body's needs. CHF is now recognized to be a systemic disorder characterized by excessive sympathetic nervous system activation, generalized dysfunction of the blood flow-controlling endothelial cells that line blood vessels, inflammation secondary to immune activation, and an increased death rate of heart muscle cells. Vasogen's immune modulation therapy has been shown experimentally to have a beneficial impact on many of these processes. There is evidence that sustained immune activation is one of the factors involved in the ongoing myocardial injury that contributes to the progression of CHF.

Hospital admission rates for CHF have increased in the last 20 years to the point where the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age. Patients experience a continuing decline in health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization. The condition is usually progressive, becomes irreversible, and ultimately results in death. The one-year mortality rate in advanced CHF approaches 50% (Class IV). The cost of medical care for CHF in the U.S. is over US$34 billion per year, which represents approximately 5% of total U.S. healthcare costs. An estimated 11 million patients in North America and Europe are currently living with CHF.

Vasogen recently completed a multi-center clinical trial investigating the safety and efficacy of its immune modulation therapy in CHF patients. Participating centers included: Baylor College of Medicine, the DeBakey Heart Center of The Methodist Hospital, and the Texas Heart Institute, under the direction of Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service; The Cleveland Clinic Foundation, under the direction of Dr. James Young, Head of the Section of Heart Failure and Cardiac Transplant Medicine; and at l'Hopital Notre-Dame du CHUM (University of Montreal), under the direction of Dr. Francois Sestier, Cardiologist.

The trial enrolled 73 patients, randomized into two groups. Each group received either Vasogen's immune modulation therapy (n=36) or placebo treatments (n=37). Among the inclusion criteria for patients recruited into the trial were a New York Heart Association ("NYHA") classification of III or IV (advanced disease) and a left ventricular ejection fraction ("LVEF") of less than 40%. Patients were also on stable doses of pharmaceuticals that reflect the standard of care, which include angiotensin converting enzyme ("ACE") inhibitors, beta blockers, digoxin, and diuretics. Several parameters relevant to CHF, including NYHA classification, exercise tolerance (6 minute walk test), and quality of life, were assessed at baseline, at a time point near the middle of the study, and at the end of the study. An echocardiogram (including LVEF) and EKG were performed at baseline and at end of study. In addition cardiopulmonary symptoms, vital signs, adverse events, and changes in cardiac and other concurrent medications were monitored throughout the study. Serious adverse events, including hospitalizations and deaths, were also monitored throughout the six-month trial. At baseline, the active treatment and placebo groups were well matched in all important respects, including gender, race, age, cardiac medications, NYHA classification, LVEF, and exercise tolerance.

The trial demonstrated a significant reduction in the rate of major events (hospitalizations and deaths) in patients receiving Vasogen's immune modulation therapy, with 12 patients (33%) in the active treatment group experiencing one or more major events during the study, compared to 22 patients (59%) in the placebo group. In addition, the number of major events was significantly lower in the active treatment group, compared to the placebo group (25 versus 48). These results were supported by the markedly lower mortality rate observed among patients receiving Vasogen's immune modulation therapy, with a 2.8% mortality rate (1 death) in the active treatment group, compared

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to 19% (7 deaths) in the placebo group, a difference that closely approached statistical significance. The number of hospitalizations alone also trended strongly lower in the group receiving active therapy, with 24 hospitalizations, compared to 41 hospitalizations in the placebo group.

The significant reduction in hospitalizations and deaths in the active treatment group was also supported by positive trends observed in improvements in quality of life, and in clinical status as measured by changes in NYHA classification. Patients in the active treatment group reported a mean improvement in quality of life of 12.2 points from the beginning to the end of the study, using the Minnesota Living with Heart Failure ("MLHF") questionnaire, compared to a 4.5 point mean improvement in the placebo group. A change of 5 points on the MLHF scale is considered clinically significant. Consistent with this trend, the percentage of patients in the active treatment group who improved their NYHA status by at least one class was 42%, compared to 24% in the placebo group. No significant differences were observed in either LVEF or exercise tolerance between the two groups, while both the placebo and active treatment groups showed increases in these measures over the course of the study.

Vasogen's immune modulation therapy was also shown to be well tolerated with no treatment-related withdrawals from the trial. In addition, no treatment-related serious adverse events were reported. The mortality rate observed in the placebo group was consistent with that expected for a group of CHF patients with similar demographics, based on published placebo-controlled studies. The seven deaths in the placebo group were distributed throughout the six-month course of the study, while the single death in the active treatment group, which was considered not to be related to cardiac disease, occurred in the last month of the study.

In light of the findings from this study, Vasogen is currently planning a follow-on clinical trial in CHF to support the regulatory approval process.

Psoriasis

Psoriasis is an autoimmune disease affecting the skin and is characterized by excessive skin cell growth. It occurs in up to 2% of the population, with approximately one million individuals in the United States having moderate to severe disease. The cost of care for psoriasis is estimated to exceed $3 billion annually in the U.S. alone. It is a lifelong condition that is often emotionally and physically distressing. In psoriasis, T cells release inflammatory mediators that attract other immune cells and lead to abnormal proliferation of epidermal skin cells. The result is the characteristic red, raised skin plaque of psoriasis. In the United States alone, between 150,000 and 250,000 new cases of psoriasis occur annually. Vasogen's immune modulation therapy is designed to target disease-causing processes in psoriasis by safely down-regulating destructive inflammatory immune responses.

Vasogen reported results from an open-label, treatment schedule optimization clinical trial conducted at five clinical sites under the direction of Dr. Daniel Sauder, formerly Professor and Chief of Dermatology at the Sunnybrook Health Sciences Centre, University of Toronto, and currently Professor and Chairman, Department of Dermatology, Johns Hopkins University. The trial enrolled 113 moderate to severe psoriasis patients who were randomized into one of three groups (Group I, n=36; Group II, n=38; Group III, n=39), each of which was treated with a different schedule of Vasogen's immune modulation therapy. Each treatment schedule consisted of an induction phase followed by a maintenance phase and was administered over a period of four months. Each group was well matched at baseline in all aspects, including demographics and psoriasis area and severity index (PASI) score. The study utilized standard measures of therapeutic efficacy in evaluating the clinical response to each treatment schedule.

Overall, the open-label trial identified the treatment schedule used in patient Group II as superior to those of Groups I and III. The safety, tolerability, and changes from baseline observed in a number of key endpoints continued to support an attractive therapeutic profile for Vasogen's immune modulation therapy in psoriasis. A majority of patients (60%) in Group II experienced a clinical improvement based on maximal PASI scores, with more than 40% of Group II patients improving by 40% or greater, and half of these experiencing a 50% or greater improvement. Using Global Physician Assessment and Global Patient Assessment, additional standard measures of therapeutic efficacy, 26% and 28%, respectively, of patients in Group II achieved an improvement of 50% to 75%.

Across all three treatment arms, Vasogen's immune modulation therapy was well tolerated and was shown to be safe, based both on laboratory findings and clinical monitoring of adverse side effects. As well as showing clinical improvements, the Group II schedule also required the fewest number of treatments, with two consecutive daily treatments for the induction phase followed by single maintenance treatments given after two weeks and monthly thereafter. The Group II schedule was considered to be the most convenient and efficient and, therefore, would be expected to provide the best patient compliance of all three treatment schedules.



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Vasogen is currently reviewing options for further clinical development in psoriasis.

Chronic Lymphocytic Leukemia ("CLL")

Chronic lymphocytic leukemia is the most common form of adult leukemia in the western world, affecting approximately 120,000 individuals in North America and Europe with approximately US$300 million being spent annually on current therapies for CLL.

Chronic lymphocytic leukemia is usually characterized by the proliferation of malignant B-lymphocytes in the blood, bone marrow, and lymph tissue, resulting in bone marrow dysfunction and enlargement of the lymph nodes, spleen and liver. Patients with CLL experience numerous disease-related symptoms including fatigue, weight-loss, anemia, bleeding disorders, and increased rates of infection. Advanced-stage CLL patients have a median survival of less than three years. At present CLL is incurable, with conventional chemotherapeutic agents being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, and increased risk of infection. Treatment is often deferred for CLL patients, primarily as a result of the risk/benefit profile of chemotherapy.

Based on encouraging clinical improvements observed in CLL patients who received immune modulation therapy, Vasogen initiated an open-label clinical trial designed to investigate the safety and efficacy of Vasogen's immune modulation therapy in up to 22 early-stage CLL patients. This study is expected to report during 2002.

Graft-versus-Host Disease ("GvHD")

Graft-versus-host disease is a life-threatening condition associated with bone marrow transplantation and peripheral blood stem cell transplantation procedures (BMT and PBSCT, respectively), potentially curative treatments for patients with certain cancers, such as leukemia and lymphoma. During treatment for such conditions, patients undergo high doses of chemotherapy and/or radiotherapy to kill the malignant cells; however, this severely damages the bone marrow. Bone marrow stem cells can be replaced using the BMT and PBSCT procedures. GvHD occurs when T cells in the donated graft identify cells of the recipient's body
(host) as foreign and attack them. The disease causes symptoms related primarily to the skin, bowel, and liver of the recipient.

Based on successful preclinical research, a pilot clinical trial, designed to investigate the ability of the Company's technology to prevent or minimize GvHD in patients undergoing BMT or PBSCT procedures, is currently underway. This initial study is designed to examine the effect of transplanting donor T cells that have been modified, using Vasogen's cell processing technology, into patients with advanced hematologic malignancies immediately after the transplantation of a T cell-depleted stem cell graft.


Ischemia/Reperfusion ("I/R") Injury

Ischemia/reperfusion injury, an important factor in many cardiovascular conditions, is a damaging inflammatory immune reaction that occurs when tissues affected by insufficient blood flow (ischemia) are reperfused as the blood supply is restored. Any surgical intervention that subjects patients to an interruption of blood flow can cause I/R injury. The wave of inflammatory destruction during I/R injury can result in tissue damage, the impairment of organ function and, in severe cases, extended hospitalization or death. Preclinical results have demonstrated the ability of Vasogen's immune modulation therapy to protect multiple tissues and organs from the damaging effects of I/R injury, thus preserving organ function and improving survival. Vasogen is conducting a pilot clinical trial in patients undergoing coronary artery bypass graft surgery. This clinical trial is designed to examine the changes in surrogate markers of cardiac damage to provide further information supporting current and future clinical research.

Neuroinflammatory Disease

Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating diseases as Alzheimer's disease, Parkinson's disease, amyotrophic lateral sclerosis ("ALS") (Lou Gehrig's Disease), and multiple sclerosis, as well as Guillain-Barre syndrome. In each of these conditions there is evidence of increases in inflammatory cytokine activity and inflammatory mediators leading to the death of nerve cells and loss of functional activity.


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                                       8

Preclinical research has demonstrated the ability of Vasogen's immune modulation therapy to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning. This research was conducted under the direction of Professor Marina Lynch, at the Department of Physiology, Trinity College, Dublin, Ireland, and was presented at the 31st Annual Meeting of the Society for Neuroscience in 2001.

The research showed that Vasogen's immune modulation therapy prevents functional damage to the hippocampus, the area of the brain involved in memory and learning, following an acute inflammatory stimulus. Results have also shown that Vasogen's immune modulation therapy significantly increases levels of IL-10, a potent anti-inflammatory cytokine, reduces levels of TNF-alpha and IL1-beta, key pro-inflammatory cytokines, and reduces levels of a number of other mediators involved in the inflammatory signaling pathway within brain cells. These data also demonstrate that the effects of Vasogen's immune modulation therapy cross the blood-brain barrier.

Vasogen is currently evaluating its options for further development of immune modulation therapy in the area of neuroinflammatory disease.


3.  UNITED STATES STRATEGIC ALLIANCE

On November 6, 2001, Vasogen entered into a strategic alliance with Quest Diagnostics to jointly commercialize Vasogen's immune modulation therapy in the United States.

Quest Diagnostics

Quest Diagnostics is the leading provider of diagnostic testing, information, and services in the United States, with US$3.6 billion in annual revenues. Quest Diagnostics offers patients and physicians the broadest access to diagnostic testing services through its national network of more than 1,300 patient service centers. Quest Diagnostics is the leading provider of esoteric testing, including gene-based testing, and is the leader in routine medical testing, drug abuse testing, and non-hospital-based anatomic pathology testing. Through partnerships with pharmaceutical, biotechnology, and information technology companies, Quest Diagnostics provides support to help speed the development of health care insights and new therapeutics.

The Strategic Alliance

Quest Diagnostics has acquired the exclusive rights to Vasogen's immune modulation therapy for the United States, subject to future milestone payments and other terms of agreement. Quest Diagnostics and Vasogen will share in future revenues generated from the sale of immune modulation therapy procedures. In preparation for commercialization of immune modulation therapy to the U.S. market, Quest Diagnostics and Vasogen are collaborating on the development and implementation of a commercial strategy designed to support successful market introduction. Under the terms of the agreement with Quest Diagnostics, Quest Diagnostics made an equity investment in the Common Shares of US$7.5 million at a price of Cdn$8.49 per share, resulting in the issuance of approximately 1.4 million Common Shares. These shares have a 24-month restriction on resale. Quest Diagnostics also received warrants to acquire 625,237 Common Shares at an exercise price of Cdn$12.73 per share. In addition, and in order to retain exclusive rights, Quest Diagnostics will be required to make milestone payments to Vasogen associated with the FDA approvals process for each of the first three immune modulation therapy indications.

4.  SCIENTIFIC ADVISORY BOARD

The Company has an independent Scientific Advisory Board ("SAB") to advise management and the Board of Directors on the Company's scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium, reimbursement for their reasonable out-of-pocket expenses incurred on the business of the Company, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals and other centers of biomedical research, may, from time to time, collaborate on or direct, independent basic research, preclinical studies and/or feasibility clinical trials involving the Company's technologies and receive, in connection therewith, professional fees at market rates. The members of Vasogen's SAB are as follows:


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Stanley H. Appel, MD

Dr. Appel is Professor and Chairman of the Department of Neurology, Director of the MDA/ALS Ronny and Linda Finger Foundation, and Director of the Alzheimer's Disease Research Center at Baylor College of Medicine in Houston, Texas. He also serves as the Director of the Jerry Lewis Neuromuscular Research Center and the Vicki Appel MDA/ALS Center. Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson's, Alzheimer's, and ALS, also known as Lou Gehrig's disease. Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines, in these diseases. He has served as an Advisory Board member of the Alzheimer's Disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry. For ten years, he acted as Editor-in-Chief for the journal Current Neurology. Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 300 scientific publications to his credit.

Richard G. Margolese, MD, FRCS(C)

Dr. Margolese is the Herbert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis-Jewish General Hospital in Montreal. Internationally recognized for his leadership in both cancer research and treatment, he is the author of numerous important scientific publications and has served on the review and editorial boards of most major oncology journals. Dr. Margolese has served as Chairman of the Treatment Committee of the Breast Cancer Task Force at the National Cancer Institute (U.S.A.), and he is the Chairman of the Surgical Committee at the National Surgical Adjuvant Breast Project, a position he has held for the past 20 years. He has served as President of the National Cancer Institute of Canada, as Chairman of Cancer 2000, a Federal and Provincial Task Force on Cancer Control, and as Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese is the recipient of numerous awards including the Order of Canada, and most recently, the R.M. Taylor medal of the Canadian Cancer Society for the year 2000.

Richard G. Miller, PhD, FRSC

Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics at the University of Toronto, where he is also Professor and founding Chairman (1984 to 1990) of the Department of Immunology. He is a past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. As an internationally recognized scientist and leader in the field of immunology, he has received many honors, including being invited as a visiting scientist to many of the world's leading immunology centers. He is the author of over 150 publications and numerous book chapters and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta and was awarded his PhD at the California Institute of Technology.

Craig M. Pratt, MD

Dr. Pratt is Professor of Medicine and Director of Clinical Cardiology Research at Baylor College of Medicine, Houston, Texas, and Director of the Coronary Intensive Care Unit at The Methodist Hospital, Houston, Texas. He is widely recognized for his knowledge of FDA regulatory procedures, particularly in the area of cardiovascular disease. From 1987 to 1993, Dr. Pratt was Chair of the Cardiovascular and Renal Drugs Advisory Board of the FDA. Since then, he has remained an active consultant to the FDA Center for Drug Evaluation and Research. Dr. Pratt is also a leading authority on the design and conduct of large multi-center clinical trials in the field of cardiology. He has acted as principal investigator or co-investigator for many of the landmark trials that have led to fundamental changes in the management of patients with heart disease, including numerous clinical trials sponsored by the National Heart, Lung, and Blood Institute (NHLBI). In addition, Dr. Pratt has consulted with most of the major pharmaceutical companies regarding various aspects of clinical and regulatory drug development.

Robert Roberts, MD, FRCP(C), FACC, Chairman

Dr. Roberts is Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world's leading centers for cardiovascular care, research, and education. Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are

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                                       10

credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 500 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honors and awards, the most recent of which was the prestigious American College of Cardiology's 1998 Distinguished Scientist Award. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

Fred S. Rosen, MD

Dr. Rosen is President of the Center for Blood Research in Boston, Massachusetts, and James L. Gamble Professor of Pediatrics at Harvard Medical School. He is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Dr. Rosen's extensive scientific leadership in immunology has led to fundamental insights into the mechanisms by which immune responses are initiated. His work has been widely published in premier scientific journals, such as Science, Nature, The Lancet, and The New England Journal of Medicine, where his immunology review articles are considered classics. Dr. Rosen has been elected as an honorary member to scientific societies in many countries. He is a Membre d'Honneur for Life of the French Society of Immunology and is the recipient of numerous honorary designations, including Distinguished Visiting Scholar at Christ's College, Cambridge University, England. He is also active in several scientific societies and important committees. He currently chairs the Scientific Advisory Committee of the Clinical Research Center, Children's Hospital, Boston and the World Health Organization's Expert Scientific Committee on Immunodeficiency.

David Wofsy, MD

Dr. Wofsy is Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He also serves as Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy's research has been on systemic lupus erythematosus
(SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.


5.  COMPETITIVE ENVIRONMENT

The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on similar medical conditions as those targeted by the Company. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than the Company. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel.


6.  MANUFACTURING

The Company maintains a quality system that is registered to ISO9001, EN46001, and ISO13485. These quality system registrations are necessary to support regulatory approvals (see "Government Regulation"). For entry into the U.S. market, the Company is also ensuring the necessary compliance of the quality system to the FDA Quality System Regulation ("QSR").


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                                       11

The delivery of Vasogen's immune modulation therapy relies upon a therapeutic medical device technology designed and developed by Vasogen to oxidatively stress cells, thereby inducing cell senescence in a sample of a patient's own blood. Vasogen currently relies upon subcontractors for the manufacture of its device technology. The subcontractors operate quality systems in accordance with ISO9001, EN 460001, and the FDA QSR as appropriate. Manufacturing and testing of the devices is verified to ensure conformance to defined specifications


7.  INTELLECTUAL PROPERTY

Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products, and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of immune modulation therapy to the treatment of a number of disease indications. The Company seeks patent protection in various commercial jurisdictions of the world. The Company currently has ten issued U.S. patents and over thirty patent applications pending in the United States and elsewhere. The Company will continue to seek intellectual property protection as appropriate.

The Company requires its employees, consultants, members of the SAB, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with the Company that contain assignment of invention clauses. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is the property of the Company and is to be kept confidential and not disclosed except in specific circumstances.


8.  ROYALTIES

The Company has granted royalties to arm's-length third parties on gross amounts received by the Company on commercial sales of its products, comprising 1.5% on all sales to a maximum of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy, to a maximum royalty of $5.0 million per annum. To date, no royalties are or have been due or payable.


9.  GOVERNMENT REGULATION

The Company's immune modulation therapies are delivered by a medical device technology utilizing a sample of the patient's own blood. Sales of medical products and therapies are subject to stringent regulatory requirements in most countries. The regulatory review process required for commercial sales varies from country to country. In certain countries, the Company may also be subject to regulations governing clinical studies of its products. The Company pursues pre-market approvals and complies with clinical study requirements in those jurisdictions; namely, Europe, the United States, and Canada, where activities are being planned or are conducted by or on behalf of the Company. The Company cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking approval will take.

Europe

Medical products that are placed on the market in the European Union ("EU") are currently subject to one of two mutually-exclusive regulatory regimes: either the Medical Devices Directive ("MDD"), Council Directive 93/42/EEC, for medical devices; or the Medicinal Products Directive ("MPD"), Council Directive 65/65/EEC for pharmaceutical products. The Company's technology for the production and delivery of immune modulation therapy has been classified as medical devices in the EU.

Generally, in order to sell its medical device products within the EU, Norway, and Switzerland, the Company is required to achieve compliance with the requirements of the MDD and affix CE Marking on its medical device products to attest to such compliance. To achieve compliance, the Company's medical device products must meet the "essential requirements" of the MDD relating to safety and performance and the Company must successfully undergo verification of its regulatory compliance ("conformity assessment") by a qualified third party (a "Notified Body") selected by the Company. The Company was granted CE Marking certification for its technology for the



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                                       12

production and delivery of immune modulation therapy and its quality system was registered to ISO9001:1994 and EN46001:1997 on February 3, 1998. It was re-certified to ISO 9001:1994 and EN46001:1997 on January 4, 1999. In addition, on August 20, 2001, Vasogen received its certification to ISO 13485.

As the MDD is applied through enactment of national legislation of EU member states, the Company must comply with a variety of different legislative requirements in each country in which it plans to sell its products, such as use of certain languages for labelling, notification, and assessment procedures for clinical trials, and notification to authorities prior to entry of the product into the market. At this time, the review conducted by the Notified Body and the subsequent CE Marking of the Company's technology for the production and delivery of immune modulation therapy are both necessary and sufficient to place the devices on the market in all states of the EU, Norway, and

Switzerland. Except in cases of ethical or public health concerns, or in the case of procedures shown to have significant adverse effects once on the market, the relevant authorities in each country do not usually involve themselves directly in the market approval/disapproval of medical procedures based on medical devices; however, there can be no assurance that this situation may not change in the future.

The Company is subject to continued audit by its Notified Body and will be required to report any device-related serious adverse incidents or near incidents to the appropriate authorities.

United States

In the United States, the Company's technology for the production and delivery of immune modulation therapy is subjected to regulation by the health authorities as medical devices. The regulatory classification for the Company's technology being developed for the prevention of GvHD has not yet been finalized. The manufacture and sale of medical devices in the United States are controlled by the FDA. The Company is subject to the regulation of the FDA, as well as state and local authorities. The Company expects that its medical devices will be subject to the FDA's Pre-Market Approval ("PMA") process prior to marketing in the United States. The PMA approval process is a multi-step process that requires the Company to submit to the FDA scientifically valid preclinical and clinical data which it has developed to demonstrate the safety and effectiveness of the device for the stated medical indications or uses.

The clinical studies to generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before clinical studies of the Company's device can begin, an IDE application must be submitted to the FDA and be approved. Also, before the studies can begin, the institutional review boards at the respective clinical centres participating in the studies must approve the clinical protocol.

During the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the device design and manufacture are in compliance with applicable QSR requirements. The QSR requirements mandate that the Company manufacture its devices and maintain its documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

Canada

In Canada, the Company's technology for the production and delivery of immune modulation therapy is subjected to regulation by the health authorities as medical devices. The regulatory classification for the Company's technology being developed for the prevention of GvHD has not yet been finalized. The Medical Devices Bureau ("MDB") controls the manufacture and sale of medical devices in Canada. In their basic requirements, the regulations of Canada are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. As well, there must be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such therapy and technology is a multi-step process and the Company is prohibited from promoting or commercializing its products prior to regulatory approval. For any investigation and testing of the Company's products in Canada on humans, authorization by the MDB is required.

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                                       13

The Company must manufacture the device under approved quality system conditions and must validate the performance characteristics of the device to ensure that the device performs safely, consistently, and reliably.

In addition to the regulatory product approval framework, the Company is also subject to regulation under municipal, provincial, and federal laws, including requirements regarding occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control, and may be subject to other present and future regulation, including future regulation of the biotechnology industry. The Company believes it is in compliance with all such existing regulations.


10.  HUMAN RESOURCES

As at November 30, 2001, the Company had 48 full time employees. The Company's employees are not governed by a collective agreement. The Company has experienced no work stoppages and believes that its employee relations are satisfactory.


11.  FACILITIES

The Company leases three facilities: 2155 Dunwin Drive, Units 10 & 1, and 2150 Dunwin Drive, Unit 4, all of which are located in Mississauga, Ontario, Canada, L5L 4M1. These leases cover a total of 18,445 square feet. Vasogen believes that its existing facilities are adequate for its current needs. Vasogen continually monitors its facility requirements in light of the results of its research and development activities.


12.  ENVIRONMENTAL MATTERS

The Company believes it is in compliance with applicable environmental protection laws and the Company believes that ongoing compliance with applicable environmental protection laws will have no material effect on the Company. Expenditures for environmental compliance have not, and are not anticipated to be, material. The Company is unable to predict what changes may be made to environmental laws in the jurisdictions in which it may operate in the future, although it anticipates that such laws will likely become more stringent.


13.  RISK FACTORS

The business of the Company entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors, which are applicable to the Company.

Regulatory Environment

Biotechnology, medical device, and pharmaceutical companies historically operate in a high-risk regulatory environment. The FDA and other health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other Company operations, such as manufacturing. As a result, regulatory risk is normally higher than other industry sectors.

The Company has incurred, and expects to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for its medical products in Canada, the United States, Europe, and other jurisdictions. While the Company is not aware of any pending or threatened governmental action against it in any country, any enforcement action by regulatory authorities with respect to past or any future regulatory non-compliance could have a material adverse effect on the Company's business, financial condition, and results of operations.

There can be no assurance that the Company will be able to achieve or maintain regulatory compliance on all or any of its current or future products or that it will be able to timely and profitably produce its products while complying with applicable regulatory requirements. Failure to achieve or maintain such compliance could have a material adverse effect upon the Company's business, financial condition, and results of operations.

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                                       14

Certain regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against the Company, its officers and its employees, or require the Company to make substantial changes to its manufacturing operations. Any of such actions could have a material adverse effect on the Company's business, financial condition, and results of operations.

While the Company believes it is in compliance with all existing regulations, there can be no assurance that a violation of such laws will not occur, or that any such violations will not have a material adverse effect on the Company's business, financial condition, or results of operations.

Government and Insurance Reimbursements for Healthcare Expenditures

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, drug companies, medical supply companies, and companies such as Vasogen, which plans to offer its various products and treatments in the United States and other countries in the future. In the United States, the ability of Vasogen to have its products and treatments eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If for any reason, Medicare or the insurance companies decline to provide reimbursement for Vasogen's products and treatments, this would have a materially adverse effect on Vasogen. There can be no assurance that Vasogen's products and treatments will be eligible for reimbursement.

There has been a trend of declining government and private insurance expenditures for many healthcare items. Even if Vasogen's products and treatments are approved for reimbursements by Medicare and private insurances, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated, having a materially adverse effect on Vasogen.


Potential Competition

The industry that Vasogen competes in is not a static environment and market share can change rapidly if competing products are introduced. There can be no assurances that the Company can avoid intense competition from other medical technology companies and other technological advances, which could render the Company's technology uneconomical or obsolete.

Development Stage

Vasogen's products are in the development stage and, accordingly, Vasogen's business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as competition and viable operations management. Due to its initial investment in extensive research and development and clinical testing, Vasogen has incurred a loss and has received no cash flow from operations to date, and there is no assurance that it will have earnings or cash flow from operations in the future. The future earnings and cash flow from operations of Vasogen are dependent, in part, on its ability to further develop its products. There can be no assurances that Vasogen will grow and be profitable. The operations of Vasogen are presently funded by external financing and the Company expects that additional financing will be required. There is no assurance that such financing will be available.

Product Concentration

Vasogen intends to rely substantially on the exploitation of its products that are currently in development for its future earnings. If any of these products does not become commercially saleable for whatever reason, Vasogen's future earnings will suffer. If the products become commercially suitable, Vasogen's future financial performance will then depend on the successful introduction and customer acceptance of its products, of which there can be no assurance.

Scientific Research and Product Risk

Definitive proof of the precise mechanism of action of a biological response modifier such as immune modulation therapy will require considerably more basic scientific research than has been accomplished to date. There can be no assurances that the products that Vasogen is currently developing will be approved by regulatory agencies or that

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                                       15


further testing will yield positive results. Should a product prove to have no benefit and/or have an unsafe profile, its development will likely be discontinued.

Key Personnel

The operations of the Company are highly dependent upon the participation of its key personnel. The loss of the service of any one of the key personnel may materially affect the ability of the Company to grow and expand. The Company carries key man insurance on senior management members who are critical to the Company.

Financing

The Company will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring its potential products to market and establish manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within the Company's control.

Adequate funds may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to scale back or eliminate some or all of its research and development programs or license to third parties products or technologies that the Company would otherwise seek to develop itself.

Manufacturing

Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical instruments on which its immune modulation therapy delivery systems are based. The Company is continually reviewing its own capabilities and the capabilities of other potential suppliers and subcontractors. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition, and results of operations.

There can be no assurance that the Company will be successful in scaling up its manufacturing operations or that it will not experience manufacturing difficulties or recalls or safety alerts in the future. Potential difficulties experienced by the Company in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on the Company's business, financial condition, and results of operations.

Dilution

As a business having no sales or revenues, Vasogen anticipates that it will be dependent over the foreseeable future upon securing additional financing, of which there can be no assurance. In order to obtain additional financing, even if it is available, it is likely that the Company will sell additional shares or financial instruments, which are exchangeable or convertible into shares, resulting in substantial dilution to all shareholders. In order to provide incentives to current employees and induce prospective employees and consultants to work for the Company, the Company has granted options and intends to offer and issue options to purchase shares and/or rights, exchangeable or convertible into shares; the exercise of such options and/or conversion of such other rights exchangeable or convertible into shares could result in substantial dilution to all shareholders.

Uncertainty of Product Development and Clinical Testing

The Company has not completed the development of any products and there can be no assurance any products will be successfully developed. The Company's immune modulation therapies will require significant additional research and development efforts and regulatory approvals, including clinical trials, prior to potential commercialization in the United States and elsewhere. However, there can be no assurance that the results of all required clinical trials will demonstrate that these immune modulation therapies are safe and efficacious or, that even if the results of the clinical trials are considered successful by the Company, that the FDA will not require the Company to conduct


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                                       16

additional large scale clinical trials with these immune modulation therapies before the FDA will consider approving therapies for commercial sale.

Failure of these trials to demonstrate the safety and effectiveness of these immune modulation therapies could have a material adverse effect on the regulatory approval process for this potential product. There can be no assurance that the results of the Company's preclinical studies and clinical trials will be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if the Company is to complete development of its products. Delays in planned patient enrollment in the Company's current clinical trials or future clinical trials may result in increased costs, program delays, or both. There can be no assurance that any of the Company's potential products will prove to be safe and effective in clinical trials, that FDA or other regulatory approvals will be obtained, or that such products will achieve market acceptance.

Any products resulting from these programs are not expected to be successfully developed or commercially available in the United States in the near term, if at all. There can be no assurance that unacceptable side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of the Company's products. The appearance of any such unacceptable side effects could interrupt, limit, delay, or abort the development of any of the Company's products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance will not limit the efficacy of potential products.

Potential Conflicts of Interests

Certain of the directors and officers of the Company are also directors and officers of other companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company will declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest.

History of Operating Losses

As of November 30, 2001, the Company had an accumulated deficit of approximately $61.7 million. The Company has not generated revenues from the commercialization of any products and expects to incur substantial net operating losses over the next several years. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development and clinical trial activities.

Patents and Proprietary Technology

The Company has filed a number of patent applications in the United States and elsewhere. The Company files applications as appropriate for patents covering its products and processes. The Company has been issued patents covering certain aspects of its immune modulation therapies. The Company's success may depend in part on its ability to obtain patent protection for its products and processes. There can be no assurance that the Company's patent applications will be issued as patents or that any of its issued patents, or any patent that may be issued in the future, will provide the Company with adequate protection for the covered products, processes, or technology. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain, and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. The Company also relies upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know how. In addition, whether or not the Company's patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to the Company's product. There can be no assurance that any of the Company's patents, or any patents issued to the Company in the future, will afford meaningful protection against competitors. Defending any such patent could be costly to the Company, and there can be no assurance that the patent would be held valid by a court of competent jurisdiction.

The Company also relies on protecting its proprietary technology in part through confidentiality agreements with its corporate collaborators, employees, consultants, and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the

Company's trade secrets will not otherwise become known or independently discovered by its competitors. It is possible that the Company's products or processes will infringe, or will be found to infringe, patents not owned or controlled by the Company. If any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed, or require the Company to cease using such technology.

Dependence on Third Parties

The Company's strategy for the research, development, and commercialization of its products requires entering into various arrangements with corporate collaborators, licensors, licensees, and others, and the Company's commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the control of the Company. There can be no assurance that such parties will perform their obligations as expected or that the Company will derive any revenue from such arrangements. There can be no assurance that these collaborations will result in the development of any commercial products. The Company intends to seek additional collaborative arrangements to develop and commercialize certain of its products. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that its current or future collaborative arrangements will be successful.

Lack of Commercial Manufacturing and Marketing Experience

If the Company were successful in developing the markets for immune modulation therapies, the Company would have to arrange for the manufacture of its devices. At the present time, the Company has not arranged for the manufacture of these treatment medical devices on a large scale. There is no assurance that the Company, on a timely basis, will be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company believes it will be able to manufacture its medical devices for initial commercialization, if the product obtains FDA approval, but it has not yet demonstrated the capability to manufacture the treatment devices in commercial quantities.

The Company has no experience in the sales, marketing, or distribution of pharmaceutical or medical products. There is no assurance that the Company will be able to establish sales, marketing, and distribution capabilities or make arrangements with its collaborators, licensees or others to perform such activities or that such efforts will be successful. The manufacture of the Company's products involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company itself and by the FDA. Moreover, the Company's products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, the Company would not be able to quickly replace its manufacturing capacity if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the FDA's Good Manufacturing Practices ("GMP") requirements and the non-compliance could not be rapidly rectified. The Company's inability or reduced capacity to manufacture its products would have a material adverse effect on the Company's business and results of operations.

The Company may enter into arrangements with contract manufacturing companies to supplement its own production capacity in order to meet requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute its finished products, then clinical trials, market introduction and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA's GMP requirements; failure to do so could result in, among other things, the disruption of product supplies. The Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis.

Uncertainty of Product Pricing, Reimbursement, and Related Matters

The Company's ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. Third party payors are increasingly challenging the price of medical products and services. If purchasers or users of the Company's products are not able to obtain adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third party coverage will be available.

Product Liability Exposure

The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that the Company has sufficient coverage, or can obtain sufficient coverage, at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

Hazardous Material; Environmental Matters

Although the Company does not currently manufacture commercial quantities of its products, it produces limited quantities of such products for its clinical trials. The Company's research and development processes involve the controlled storage, use, and disposal of hazardous materials, and biological hazardous materials. The Company is subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling, and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that the operations, business, or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations.

                  ITEM 5 - SELECTED CONSOLIDATED FINANCIAL DATA


The following selected consolidated financial data of the Company, for the last three completed financial years ended November 30, 1999, 2000, and 2001, is derived from the audited consolidated financial statements of the Company. All amounts are in thousands of Canadian dollars except for per share data.

                                                 Years ended November 30,

                                            2001           2000           1999

                                          (audited)    (audited)      (audited)
Expenses:
---------
Research and development                $  9,208       $  6,108       $  4,672

General & administration                   7,246          5,156          3,554

Loss before the undernoted               (16,454)       (11,264)        (8,226)

Investment income                          2,065          1,303            311

Loss for the period                      (14,389)        (9,961)        (7,915)

Deficit, beginning of period             (47,271)       (37,310)       (29,395)
Deficit, end of period                   (61,660)       (47,271)       (37,310)
Basic and fully diluted loss per share     (0.32)         (0.24)         (0.25)


                                              Years ended November 30,

                                            2001         2000         1999

                                        (audited)     (audited)    (audited)
Balance Sheet
-------------
Acquired Technology                      $ 1,519      $ 1,772      $ 2,025
Total Assets                              44,486       44,840       11,387
Cash and marketable securities            39,528       41,639        8,607
Shareholders' equity                      41,374       43,514       10,442

                                              Quarterly Results


                                                         Basic and fully
                                        Loss for         diluted loss per
                                        the period       Share
                                        ----------       -----

February 28, 2001                        $(2,725)        (0.06)
May 31, 2001                              (4,068)        (0.09)
August 31, 2001                           (3,496)        (0.08)
November 30, 2001                         (4,100)        (0.09)

February 29, 2000                         (2,195)        (0.06)
May 31, 2000                              (2,599)        (0.06)
August 31, 2000                           (2,194)        (0.05)
November 30, 2000                         (2,973)        (0.07)


(1)  The Company is in the development stage and, accordingly, has no revenue.


Dividend Record And Policy

No dividends have been paid by the Company to date and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.


ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS



Please refer to pages 21 to 23 of the 2001 Annual Report of Vasogen Inc.


                         ITEM 7 - MARKET FOR SECURITIES


The Common Shares are listed on The Toronto Stock Exchange and the American Stock Exchange.

                         ITEM 8 - DIRECTORS AND OFFICERS


The names and municipalities of residence of all directors and officers of Vasogen as at the date hereof, the offices presently held, principal occupations, and the year each director first became a director are set out below. Each director was elected to serve until the next annual meeting or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.




--------------------------------------------------------------------------------------
                            Position with the
                            Corporation and                          Director/Officer
Name/Residence              Principal Occupation                     Since
--------------------------------------------------------------------------------------
William R. Grant*           Chairman of the Board and Director of    November, 1998
New York, New York          the Company and Chairman of Galen
                            Associates
--------------------------------------------------------------------------------------
David G. Elsley, MBA        President, CEO, and a Director of the    January, 1991
Oakville, Ontario           Company
--------------------------------------------------------------------------------------
Andre Berard *              Director of the Company and Chairman of  November, 2000
Verdun, Quebec              the Board of National Bank of Canada
--------------------------------------------------------------------------------------
Terrance H. Gregg,+         Director of the Company and President    September, 1999
Los Angeles, California     of MiniMed Medtronic.
--------------------------------------------------------------------------------------
Benoit La Salle *           Director of the Company and the          January, 1997
Montreal, Quebec            President of SEMAFO Inc.
--------------------------------------------------------------------------------------
Surya N. Mohapatra          Director of the Company and President    March, 2002
Saddle River, New Jersey    and Chief Operating Officer of Quest
                            Diagnostics Incorporated
--------------------------------------------------------------------------------------
Dr. Eldon R. Smith          Vice-President, Scientific Affairs, and  July, 1998
Calgary, Alberta            a Director of the Company
--------------------------------------------------------------------------------------
Graham Strachan +           Director of the Company and Life         September, 1998
Etobicoke, Ontario          Sciences Consultant
--------------------------------------------------------------------------------------
John C. Villforth+          Director of the Company and Former       March, 2001
Derwood, Maryland           President and Executive Director,
                            Food and Drug Law Institute
--------------------------------------------------------------------------------------
Geofrey Myers               Assistant Secretary of the Company and   February, 2000
Toronto, Ontario            Senior Partner with Lang Michener
--------------------------------------------------------------------------------------
Michael Martin              Vice-President, Marketing, of the        June, 2001
MontClair, New Jersey       Company
--------------------------------------------------------------------------------------
Bernard Lim                 Vice-President, Technology, of the       March, 2001
Oakville, Ontario           Company
--------------------------------------------------------------------------------------
Clive Ward-Able             Vice-President, Research and             August, 2000
Burlington, Ontario         Development of the Company
--------------------------------------------------------------------------------------
Christopher J. Waddick      Vice-President, Finance, Chief           March, 1997
Chatham, Ontario            Financial Officer, Corporate Secretary
                            and Treasurer of the Company
--------------------------------------------------------------------------------------

Notes:

1.   * denotes a member of the Audit Committee of the Board of Directors.
2. + denotes a member of the Compensation and Corporate Governance Committee of the Board of Directors.
3.   The Company does not have an executive committee of the Board of Directors.

The directors and officers of Vasogen as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2.0% of the issued common shares of the Company.

                         ITEM 9 - ADDITIONAL INFORMATION


Additional information concerning Vasogen, including directors' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated April 5, 2002. Additional financial information is provided in the consolidated financial statements for the fiscal period ended November 30, 2001. Copies of the Company's Management Proxy Circular and 2001 Annual Report including the consolidated financial statements may be obtained upon request from the Corporate Secretary of Vasogen Inc. at 2155 Dunwin Drive, Unit 10, Mississauga, Ontario, L5L 4M1.

The Company shall provide to any person, upon request to the Secretary of the
Company:

(1) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

     (a) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

     (b) one copy of the comparative financial statements of the Company for its most recently completed fiscal year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, subsequent to the financial statements for its most recently completed financial year,

     (c) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

     (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus and are not required to be provided under (a) to (c) above; or

(2)  at any other time, one copy of any other documents referred to in (1)(a),
     (b), and (c) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Unless otherwise stated, the information contained herein is at March 25, 2002.